UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LL Flooring Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55003T107

(CUSIP Number)

Avi Cohen

2350 W O Smith Street

Lawrenceburg, TN 38464

617-851-9635

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons F9 Investments, LLC (Single Member LLC with Thomas D. Sullivan Single Member)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,698,907
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,698,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,907
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%
14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons Thomas D. Sullivan
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons John Jason Delves
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 13,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of LL Flooring Holdings, Inc., a Delaware corporation (“LL”). This Amendment is being filed to amend the Schedule 13D that was originally filed on May 25, 2023, as amended by Amendment No. 1 filed on May 30, 2023, Amendment No. 2 filed on June 12, 2023, Amendment No. 3 filed on August 17, 2023 and Amendment No. 4 filed on November 14, 2023 (collectively, the “Schedule 13D”). Other than information set forth on the cover pages and Items 4 and 7 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

On January 18, 2024, F9 and CTG sent a letter to the CEO and Chairperson of the Board to LL withdrawing the offer set forth in the letter of November 14, 2023 to acquire all of the outstanding shares of Common Stock of LL for $3.00 per share in light of LL’s demand that as a prerequisite to engaging with the Reporting Persons, the Reporting Persons enter into agreements that may hinder their ability to take actions designed to maximize the value of their investment in LL.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Letter to LL, dated January 18, 2024

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2024	F9 INVESTMENTS, LLC

	By:	/s/ Thomas D. Sullivan
	Name:	Thomas D. Sullivan
	Title:	Managing Member, Single Member

/s/ Thomas D. Sullivan
Name: Thomas D. Sullivan

/s/ John Jason Delves
Name: John Jason Delves